

Entity Profile Information

Viewed on October 19, 2021

NFA ID 0420990 BANK OF NEW YORK MELLON THE

Current Status Information

Branch ID	Status	Effective Date
	NFA MEMBER APPROVED	05/07/2013
	SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012

Status History Information

Status	Effective Date
NFA MEMBER APPROVED	05/07/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/20/2012
SWAP DEALER PENDING	12/20/2012

NFA ID 0324375 **COWEN EXECUTION SERVICES LLC**

PRINCIPAL WITHDRAWN	07/12/2017
PRINCIPAL APPROVED	08/20/2014
PRINCIPAL PENDING	08/20/2014

NFA ID 0440676 **CUTWATER INVESTOR SERVICES CORP**

PRINCIPAL WITHDRAWN	08/17/2017
PRINCIPAL APPROVED	01/13/2016
PRINCIPAL PENDING	01/12/2016

NFA ID 0442521 **HEDGEMARK ADVISORS LLC**

PRINCIPAL WITHDRAWN	02/07/2018
PRINCIPAL APPROVED	06/03/2014
PRINCIPAL PENDING	06/03/2014

Annual Due Date: 6/1/2022

4S SUBMISSIONS IN REVIEW

ANNUAL MEMBERSHIP DUES REQUIRED FOR 12/1/2021

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2022

Disciplined Employee Summary



Business Information

Name	**BANK OF NEW YORK MELLON THE**
Form of Organization	**OTHER**
State	**NEW YORK**
Country	**UNITED STATES**
Federal EIN	**Not provided**

Business Address

Street Address 1	**240 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone Number	**212-815-3427**
Fax Number	**212-3130838**
Email	**RICHARD.IZZO@BNYMELLON.COM**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**
	OTHER
	F



Other Names

Viewed on October 19, 2021

NFA ID 0420990 BANK OF NEW YORK MELLON THE

BANK OF NEW YORK

DBA   **NOT IN USE**



Location of Business Records

Viewed on October 19, 2021

NFA ID 0420990 BANK OF NEW YORK MELLON THE

Street Address 1	**240 GREENWICH STREET**
Street Address 2	**3RD FLOOR**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**



Principal Information

Individual Information

NFA ID	**0469982**
Name	**COOK, LINDA ZARDA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-06-2017**

NFA ID	**0485375**
Name	**ECHEVARRIA, JOSEPH JAMES**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-14-2015**

NFA ID	**0542838**
Name	**ENGLE, BRIDGET**
TItle(s)	**CHIEF OPERATING OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-24-2021**

NFA ID	**0488882**
Name	**FREIDENRICH, SCOTT HOWARD**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-22-2015**

NFA ID	**0455025**
Name	**GIBBONS, THOMAS PATRICK**
TItle(s)	**CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-22-2013**

NFA ID	**0539222**
Name	**GILLILAND, MARGUERITE AMY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-04-2021**

NFA ID	**0365537**
Name	**GOLDSTEIN, JEFFREY ALAN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-22-2014**

NFA ID	**0539299**
Name	**GOWRAPPAN, KUMARA GURU**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-04-2021**

NFA ID	**0533109**
Name	**IZZO, RALPH**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-18-2020**

NFA ID	**0216625**
Name	**KELLY, EDMUND FRANCIS**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-03-2013**

NFA ID	**0494793**
Name	**LYNCH, ROBERT EDWARD**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**04-09-2020**
NFA ID	**0436090**
Name	**OCONNOR, SANDRA ELIZABETH**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-09-2022**
NFA ID	**0277661**
Name	**PORTNEY, EMILY HOPE**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-11-2020**
NFA ID	**0453767**
Name	**ROBINSON, ELIZABETH ERIN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-07-2017**
NFA ID	**0490324**
Name	**SALLEY, KIRSTEN ANDREA**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-14-2020**
NFA ID	**0523660**
Name	**SANTHANA KRISHNAN, SENTHILKUMAR**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-31-2019**
NFA ID	**0455287**
Name	**SCOTT, SAMUEL C**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**

Status	**APPROVED**
Effective Date	**04-03-2013**

NFA ID	**0532424**
Name	**TERRELL, FREDERICK O**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-11-2020**

NFA ID	**0529504**
Name	**VITALE, JASON DOMINICK**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-03-2020**

NFA ID	**0501559**
Name	**VOS, ADAM EDWARD**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-30-2016**

NFA ID	**0522369**
Name	**ZOLLAR, ALFRED WARREN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-24-2019**

Holding Company Information

NFA ID	**0291527**
Full Name	**BANK OF NEW YORK MELLON CORPORATION THE**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**01-07-2013**



Principal Name and Financial Interest

Viewed on October 19, 2021

NFA ID 0420990 BANK OF NEW YORK MELLON THE

Past Firms

Sponsor ID	Sponsor Name	Title(s)	10% or more interest?
0324375	COWEN EXECUTION SERVICES LLC		N
0440676	CUTWATER INVESTOR SERVICES CORP		Y
0442521	HEDGEMARK ADVISORS LLC		Y



Non-U.S. Regulator Information

Viewed on October 19, 2021

NFA ID 0420990 BANK OF NEW YORK MELLON THE

FINANCIAL SERVICES AGENCY (JAPAN) BANK OF JAPAN KANTO FINANCIAL BUREAU (JAPAN) NATIONAL BANK OF BELGIUM DUBAI FINANCIAL SERVICES AUTHORITY (DFSA) BAFIN (GERMANY) DEUTSCHE BUNDESBANK (GERMANY) CENTRAL BANK OF IRELAND BANCA D'ITALIA-SUPERVISIONE BANCHE (ITALY) CSSF, DEPARTMENT SUPERVISION OF BANKS (LUXEMBOURG) NEDERLANDSCHE BANK (PRUDENTIAL SUPERVISION) NETHERLANDS AFM - AUTHORITY OF FINANCIAL MARKETS (MARKET CONDUCT SUPERVISION) NETHERLANDS FSA (CONDUCT BUSINESS UNIT) UK APRA - BANK LICENCE (AUSTRALIA) ASIC - MARKET PARTICIPANT (AUSTRALIA) CBRC SHANGHAI OFFICE (CHINA-SHANGHAI) CBRC BEIJING OFFICE (CHINA-BEIJING) HKMA (HONG KONG) FINANCIAL SUPERVISORY SERVICE (KOREA) MAS - SINGAPORE BRANCH BANKING BUREAU, FINANCIAL SUPERVISORY COMMISSION (TAIPEI) BANK INDONESIA (JAKARTA) BANK NEGARA MALAYSIA (KUALA LUMPUR) BANK OF THAILAND (BANGKOK) BANGKO SENTRAL NG PILIPINAS (MANILA) RESERVE BANK OF INDIA (MUMBAI)



Disciplinary Information - Criminal Disclosures

Viewed on October 19, 2021

NFA ID 0420990 BANK OF NEW YORK MELLON THE

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Online Registration System

Disciplinary Information - Criminal Disclosure Matter Summary

NFA ID

0420990

BANK OF NEW YORK MELLON THE

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

Add DMP

Current Criminal Disclosure Matter Summary (2 DMPs)

Show 100 entries Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16323	12/20/2012	2005 NON-PROSECUTION AGREEMENT				
	16327	12/20/2012	[NOT A MATTER] BANK OF NEW YORK MELLON CORPORATE HISTORY				

Archived Criminal Disclosure Matter Summary

There are currently no archived DMPs.



Disciplinary Information - Regulatory Disclosures

Viewed on October 19, 2021

NFA ID 0420990 BANK OF NEW YORK MELLON THE

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?
No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?
No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Online Registration System

Disciplinary Information - Regulatory Disclosure Matter Summary

NFA ID

0420990	

BANK OF NEW YORK MELLON THE

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Regulatory Disclosure Matter Summary (19 DMPs)

Show [100 ▼] entries   Search: [   ]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16336	01/03/2019	SEC RELEASE NO. 33-10586; ADMINISTRATIVE PROCEEDING FILE NO. 3-18933				
	16334	07/24/2017	FEDERAL RESERVE-DOCKET NO. 17-016-CMP-HC				
	16335	06/24/2016	JUNE 13, 2016 SEC ADMINISTRATIVE PROCEEDING FILE NO. 3-17286				
	16337	01/07/2016	ATTORNEY GENERAL OF THE STATE OF NEW YORK				
	16332	01/07/2016	UNITED STATES ATTORNEY FOR THE SOUTHERN DISTRICT OF NEW YORK				
	16333	07/21/2015	U.S. DEPARTMENT OF LABOR, U.S. SECURITIES AND EXCHANGE COMMISSION				
	16338	07/21/2015	U.K. FINANCIAL CONDUCT AUTHORITY, CASE # 122467				
	16318	07/21/2015	SUPREME COURT OF NEW YORK, NEW YORK COUNTY, INDEX NO. 114735/09				

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16317	07/21/2015	U.S. DISTRICT COURT, SOUTHERN DISTRICT OF NEW YORK - CASE # 11-06969				
	16319	08/07/2013	SEC AUCTION RATE SECURITIES, JANUARY 9, 2007, SEC FILE NO. 3-12526				
	16326	12/20/2012	2006 WRITTEN AGREEMENT WITH THE FEDERAL RESERVE BANK OF NEW YORK AND THE NYS BANKING DEPT				
	16321	12/20/2012	2006 WRITTEN AGREEMENT WITH THE NY FED AND NYS BANKING DEPARTMENT				
	16322	12/20/2012	2007 RUSSIAN FEDERATION CUSTOMS				
	16325	12/20/2012	AGREEMENTS BETWEEN MELLON BANK NA AND THE US ATTORNEY'S OFFICE FOR THE WESTERN DISTRICT OF PA				
	16329	12/20/2012	BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM (RE: BNYM)				
	16331	12/20/2012	BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT				
	16330	12/20/2012	FEDERAL CUSTOMS SERVICE OF THE RUSSIAN FEDERATION CLAIM				
	16324	12/20/2012	SECURITIES & EXCHANGE COMMISSION ("SEC")				
	16328	12/20/2012	UNITED STATES ATTORNEY FOR THE SOUTHERN DISTRICT OF NEW YORK				

❷ Archived Regulatory Disclosure Matter Summary

There are currently no archived DMPs.



Disciplinary Information - Financial Disclosures

Viewed on October 19, 2021

NFA ID 0420990 BANK OF NEW YORK MELLON THE

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes

Online Registration System

Disciplinary Information - Financial Disclosure Matter Summary

NFA ID

0420990	🔍

BANK OF NEW YORK MELLON THE

> To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.
>
> To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.
>
> For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

➕ Add DMP

Current Financial Disclosure Matter Summary (1 DMP)

Show [100 ▼] entries   Search: [   ]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16320	12/20/2012	SENTINEL MANAGEMENT GROUP, INC.				

❷ Archived Financial Disclosure Matter Summary

> There are currently no archived DMPs.



Registration Contact Information

First Name	**RICHARD**
Last Name	**IZZO**
Title	**DIRECTOR**
Street Address 1	**COMPLIANCE DEPARTMENT**
Street Address 2	**240 GREENWICH STREET**
Street Address 3	**101-1250**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**212-815-3427**
Fax	**212-313-0838**
Email	**RICHARD.IZZO@BNYMELLON.COM**



Enforcement/Compliance Communication Contact Information

First Name	**KIRSTEN**
Last Name	**SALLEY**
Title	**CCO SWAP DEALER**
Street Address 1	**240 GREENWICH STREET**
Street Address 2	**3RD FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**212-815-3982**
Fax	**212-313-0838**
Email	**KIRSTEN.SALLEY@BNYMELLON.COM**



Membership Contact Information

Membership Contact

First Name	**KIRSTEN**
Last Name	**SALLEY**
Title	**CCO SWAP DEALER**
Street Address 1	**240 GREENWICH STREET**
Street Address 2	**3RD FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**212-815-3982**
Fax	**212-313-0838**
Email	**KIRSTEN.SALLEY@BNYMELLON.COM**

Accounting Contact

First Name	**FERNANDO**
Last Name	**COSTA**
Title	**DIRECTOR**
Street Address 1	**240 GREENWICH STREET**
Street Address 2	**101-0400**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**212-815-5045**
Email	**FERNANDO.COSTA@BNYMELLON.COM**

Arbitration Contact

First Name	**MARLA**
Last Name	**ALHADEFF**
Title	**MANAGING DIRECTOR**
Street Address 1	**240 GREENWICH STREET**
Street Address 2	**LEGAL DEPARTMENT**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**212-635-6624**
Email	**MARLA.ALHADEFF@BNYMELLON.COM**

Compliance Contact

First Name	**KIRSTEN**
Last Name	**SALLEY**
Title	**CCO SWAP DEALER**
Street Address 1	**240 GREENWICH STREET**
Street Address 2	**3RD FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**212-815-3982**
Fax	**212-313-0838**
Email	**KIRSTEN.SALLEY@BNYMELLON.COM**

Chief Compliance Officer Contact

First Name	**KIRSTEN**
Last Name	**SALLEY**
Title	**CCO SWAP DEALER**
Street Address 1	**240 GREENWICH STREET**
Street Address 2	**3RD FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**212-815-3982**
Fax	**212-313-0838**
Email	**KIRSTEN.SALLEY@BNYMELLON.COM**



Online Registration System

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NFA ID 0420990 Enter BANK OF NEW YORK MELLON THE

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Membership Information

Viewed on March 17, 2022

NFA ID 0420990 BANK OF NEW YORK MELLON THE

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FEDERAL DEPOSIT INSURANCE CORPORATION
THE SECURITIES AND EXCHANGE COMMISSION

2006 WRITTEN AGREEMENT WITH THE FEDERAL RESERVE BANK OF NEW YORK AND THE NYS BANKING DEPT

MATTER NAME: 2006 WRITTEN AGREEMENT WITH THE FEDERAL RESERVE BANK OF NEW YORK AND THE NEW YORK STATE BANKING DEPARTMENT

NARRATIVE: PLEASE BE ADVISED THAT THE UNDERLYING FACTS AT ISSUE IN THIS MATTER AS DESCRIBED BELOW WERE ADDRESSED BY MULTIPLE GOVERNMENT AUTHORITIES. EACH MATTER IS BEING SUBMITTED AS A SEPARATE CRIMINAL OR REGULATORY DISCLOSURE ON THIS APPLICATION EVEN THOUGH THE UNDERLYING FACTS ARE IDENTICAL IN EACH MATTER.

THE THREE MATTERS INVOLVING THE BELOW CONDUCT ARE:
1. 2005 NON-PROSECUTION AGREEMENT WITH THE US ATTORNEY'S OFFICES FOR THE SOUTHERN AND EASTERN DISTRICT OF NEW YORK;
2. 2006 WRITTEN AGREEMENT WITH THE FEDERAL RESERVE BANK OF NEW YORK AND THE NEW YORK STATE BANKING DEPARTMENT; AND
3. 2007 CLAIM BY THE FEDERAL CUSTOMS SERVICE OF THE RUSSIAN FEDERATION.

ON APRIL 21, 2006, THE BANK OF NEW YORK ("BNY") ENTERED INTO A FORMAL WRITTEN AGREEMENT ("AGREEMENT") WITH THE FEDERAL RESERVE BANK OF NEW YORK AND THE NEW YORK STATE BANKING DEPARTMENT THAT IMPOSED A NUMBER OF REPORTING REQUIREMENTS AND CONTROLS IN CONNECTION WITH BNY'S BANK SECRECY ACT AND ANTI-MONEY LAUNDERING PROCESS ("BSA/AML PROGRAM").

INTERNAL AND OTHER REVIEWS CONDUCTED IN 2005 REVEALED DEFICIENCIES IN BNY'S COMPLIANCE FUNCTION AND AUDIT'S ROLE IN ITS BSA/AML PROGRAM, PARTICULARLY WITH REGARD TO INTERNAL CONTROLS AND PROCEDURES FOR INITIATING, TRACKING, DOCUMENTING, RECONCILING, AND AUDITING SUSPICIOUS ACTIVITY REFERRALS AND ENSURING THAT SUSPICIOUS ACTIVITY REPORTS WERE TIMELY FILED. THE REVIEWS ALSO FOUND DEFICIENCIES IN THE ENHANCED DUE DILIGENCE AND MAINTENANCE OF ACCURATE AND CURRENT CUSTOMER RISK ASSESSMENTS.

THE AGREEMENT SET FORTH A SERIES OF STEPS TO BE TAKEN BY BNY TO STRENGTHEN AND ENHANCE ITS COMPLIANCE PRACTICES, SYSTEMS, CONTROLS AND PROCEDURES.

BNY FULLY COMPLIED WITH THE TERMS AND CONDITIONS OF THE AGREEMENT AND IT WAS LIFTED IN JUNE 2009.

2006 WRITTEN AGREEMENT WITH THE NY FED AND NYS BANKING DEPARTMENT

PLEASE BE ADVISED THAT THE UNDERLYING FACTS AT ISSUE IN THIS MATTER AS DESCRIBED BELOW WERE ADDRESSED BY MULTIPLE GOVERNMENT AUTHORITIES. EACH MATTER IS BEING SUBMITTED AS A SEPARATE CRIMINAL OR REGULATORY DISCLOSURE ON THIS APPLICATION EVEN THOUGH THE UNDERLYING FACTS ARE IDENTICAL IN EACH MATTER.

THE THREE MATTERS INVOLVING THE BELOW CONDUCT ARE:
1. 2005 NON-PROSECUTION AGREEMENT WITH THE US ATTORNEY'S OFFICES FOR THE SOUTHERN AND EASTERN DISTRICT OF NEW YORK;
2. 2006 WRITTEN AGREEMENT WITH THE FEDERAL RESERVE BANK OF NEW YORK AND THE NEW YORK STATE BANKING DEPARTMENT; AND
3. 2007 CLAIM BY THE FEDERAL CUSTOMS SERVICE OF THE RUSSIAN FEDERATION.

ON APRIL 21, 2006, THE BANK OF NEW YORK ("BNY") ENTERED INTO A FORMAL WRITTEN AGREEMENT ("AGREEMENT") WITH THE FEDERAL RESERVE BANK OF NEW YORK AND THE NEW YORK STATE BANKING DEPARTMENT THAT IMPOSED A NUMBER OF REPORTING REQUIREMENTS AND CONTROLS IN CONNECTION WITH BNY'S BANK SECRECY ACT AND ANTI-MONEY LAUNDERING PROCESS ("BSA/AML PROGRAM").

INTERNAL AND OTHER REVIEWS CONDUCTED IN 2005 REVEALED DEFICIENCIES IN BNY'S COMPLIANCE FUNCTION AND AUDIT'S ROLE IN ITS BSA/AML PROGRAM, PARTICULARLY WITH REGARD TO INTERNAL CONTROLS AND PROCEDURES FOR INITIATING, TRACKING, DOCUMENTING, RECONCILING, AND AUDITING SUSPICIOUS ACTIVITY REFERRALS AND ENSURING THAT SUSPICIOUS ACTIVITY REPORTS WERE TIMELY FILED. THE REVIEWS ALSO FOUND DEFICIENCIES IN THE ENHANCED DUE DILIGENCE AND MAINTENANCE OF ACCURATE AND CURRENT CUSTOMER RISK ASSESSMENTS.

THE AGREEMENT SET FORTH A SERIES OF STEPS TO BE TAKEN BY BNY TO STRENGTHEN AND ENHANCE ITS COMPLIANCE PRACTICES, SYSTEMS, CONTROLS AND PROCEDURES.

BNY FULLY COMPLIED WITH THE TERMS AND CONDITIONS OF THE AGREEMENT AND IT WAS LIFTED IN JUNE 2009.

2007 RUSSIAN FEDERATION CUSTOMS

PLEASE BE ADVISED THAT THE UNDERLYING FACTS AT ISSUE IN THIS MATTER AS DESCRIBED BELOW WERE ADDRESSED BY MULTIPLE GOVERNMENT AUTHORITIES. EACH MATTER IS BEING SUBMITTED AS A SEPARATE CRIMINAL OR REGULATORY DISCLOSURE ON THIS APPLICATION EVEN THOUGH THE UNDERLYING FACTS ARE IDENTICAL IN EACH MATTER.

THE THREE MATTERS INVOLVING THE BELOW CONDUCT ARE:
1. 2005 NON-PROSECUTION AGREEMENT WITH THE US ATTORNEY'S OFFICES FOR THE SOUTHERN AND EASTERN DISTRICT OF NEW YORK;
2. 2006 WRITTEN AGREEMENT WITH THE FEDERAL RESERVE BANK OF NEW YORK AND THE NEW YORK STATE BANKING DEPARTMENT; AND
3. 2007 CLAIM BY THE FEDERAL CUSTOMS SERVICE OF THE RUSSIAN FEDERATION.

IN 2007, THE FEDERAL CUSTOMS SERVICE OF THE RUSSIAN FEDERATION ("CUSTOMS SERVICE") PURSUED A CLAIM AGAINST THE BANK OF NEW YORK ("BNY"), LATER THE BANK OF NEW YORK MELLON ("BNY MELLON"), BASED ON ALLEGATIONS RELATED TO A NUMBER OF UNAUTHORIZED FUND TRANSFERS COMING FROM RUSSIA THROUGH BNY IN AND AROUND 1999 CONDUCTED BY A FORMER, SELF-ADMITTED "ROGUE" EMPLOYEE OF BNY WITHOUT KNOWLEDGE OF BNY.

THE CLAIM ALLEGES THAT BNY VIOLATED US LAW BY FAILING TO SUPERVISE AND MONITOR FUNDS TRANSFER ACTIVITIES. THIS "LACK OF ACTION" IS ALLEGED TO HAVE RESULTED IN THE UNDERPAYMENT TO THE RUSSIAN FEDERATION OF THE VALUE ADDED TAXES THAT WERE DUE TO BE PAID BY THE CUSTOMERS OF THE BANK'S CLIENTS ON CERTAIN GOODS IMPORTED INTO RUSSIA. THE CLAIM SOUGHT $22.5 BILLION IN "DIRECT AND INDIRECT' LOSSES.

INVESTIGATIONS OF THE TRANSFERS IN THE LATE 1990S BY THE U.S. GOVERNMENT, WORKING IN CONCERT WITH U.K. AND RUSSIAN AUTHORITIES, WERE CONCLUDED AND RESOLVED BY AGREEMENTS BETWEEN BNY AND
REGULATORY AND LEGAL AUTHORITIES.

BNY WAS NEVER CHARGED WITH ANY WRONGDOING NOR WAS IT ACCUSED OF THE CRIMES UPON WHICH THE RUSSIAN CLAIMS WERE PURPORTEDLY BASED. AS PART OF A NON-PROSECUTION AGREEMENT WITH THE U.S. DEPARTMENT OF JUSTICE, BNY ACKNOWLEDGED A FAILURE TO PROPERLY MONITOR AND SUPERVISE WIRE TRANSFER ACTIVITY AND PAID A FINE OF $14 MILLION. THE FORMER EMPLOYEE AND HER HUSBAND PLED GUILTY IN FEBRUARY 2000 TO CONDUCTING UNAUTHORIZED BANKING ACTIVITIES AND OPERATING AN ILLEGAL MONEY TRANSMITTING BUSINESS. BNY TOOK SWIFT DISCIPLINARY ACTION AGAINST THE EMPLOYEE AND TOOK CORRECTIVE ACTION TO HELP PREVENT SUCH ACTIVITY FROM OCCURRING IN THE FUTURE.

IN OCTOBER 2009, THE PARTIES SETTLED THE LITIGATION FILED BY THE CUSTOMS SERVICE PURSUANT TO A SETTLEMENT AND RELEASE AGREEMENT WHEREBY THE CUSTOMS SERVICE WITHDREW ITS CLAIM, THE PROCEEDING WAS TERMINATED BY THE RUSSIAN COURT AND THE CUSTOMS SERVICE AND BNY EXCHANGED MUTUAL RELEASES.

WITHOUT ANY ADMISSION OF LIABILITY, BNY MELLON AGREED TO PAY $14 MILLION IN TRIAL COSTS AND EXPENSES TO THE CUSTOMS SERVICE IN CONSIDERATION FOR THE SETTLEMENT.

AGREEMENTS BETWEEN MELLON BANK NA AND THE US ATTORNEY'S OFFICE FOR THE WESTERN DISTRICT OF PA

MATTER NAME: AGREEMENTS BETWEEN MELLON BANK NA AND THE US ATTORNEY'S OFFICE FOR THE WESTERN DISTRICT OF PENNSYLVANIA.

NARRATIVE: IN 2006 AND 2007, MELLON BANK, N.A. ("MELLON BANK"), ENTERED INTO THREE (3) SETTLEMENT AGREEMENTS ("AGREEMENTS") WITH THE UNITED STATES ATTORNEY FOR THE WESTERN DISTRICT OF PENNSYLVANIA RELATING TO AN APRIL 2001 INCIDENT IN MELLON BANK'S PITTSBURGH IRS PROCESSING UNIT.

THE UNITED STATES TREASURY DEPARTMENT CONTRACTED WITH MELLON BANK TO PROCESS INDIVIDUAL TAX RETURNS AND CHECKS ON BEHALF OF THE INTERNAL REVENUE SERVICE ("IRS") IN 2001. HOWEVER, MELLON BANK NEVER COMPLETED THE PROGRAM BECAUSE IT DESTROYED APPROXIMATELY 77,000 TAX RETURNS AND CHECKS.

MELLON BANK SUBSEQUENTLY VIOLATED THE FALSE CLAIMS ACT BY FALSELY REPORTING TO THE IRS THAT IT HAD COMPLETED PROCESSING THE TAX RETURNS AND CHECKS RECEIVED DURING 2001.

UNDER THE TERMS OF THE AGREEMENTS, MELLON BANK:

1. PAID $18 MILLION AS PART OF AN ADMINISTRATIVE SETTLEMENT WITH THE TREASURY DEPARTMENT TO REIMBURSE THE GOVERNMENT FOR THE VALUE OF THE INTEREST LOST ON THE DESTROYED CHECKS AS WELL AS THE COSTS INCURRED BY THE GOVERNMENT IN OBTAINING THE REPLACEMENT CHECKS;
2. AMENDED ITS POLICIES AND PROCEDURES TO STRENGTHEN ITS COMPLIANCE AND ETHICS PROGRAMS, AND AGREED TO THE APPOINTMENT OF A MONITOR TO OVERSEE ITS CORPORATE COMPLIANCE PROGRAM FOR THREE YEARS; AND
3. PAID A $16.5 MILLION PENALTY TO THE US TREASURY TO SETTLE CLAIMS RELATED TO THE DESTRUCTION OF INDIVIDUAL TAX RETURNS AND CHECKS IT WAS SUPPOSED TO PROCESS AS AN AGENT FOR THE TREASURY DEPARTMENT.

THE U.S. ATTORNEY AGREED NOT TO PROSECUTE MELLON BANK PROVIDED IT COMPLIED WITH THE TERMS AND CONDITIONS OF THE AGREEMENT FOR A PERIOD OF THREE (3) YEARS.

ATTORNEY GENERAL OF THE STATE OF NEW YORK

ON OCTOBER 4, 2011, THE NEW YORK ATTORNEY GENERAL'S ("NYAG")OFFICE FILED A COMPLAINT AGAINST THE BANK OF NEW YORK MELLON CORPORATION ("BNY MELLON"), THE PARENT COMPANY OF THE REGISTRANT. THIS COMPLAINT SUPERSEDES A QUI TAM COMPLAINT FILED BY A PRIVATE RELATOR. BNY MELLON BELIEVES THAT THE CLAIMS ASSERTED IN THE ACTIONS ARE WITHOUT MERIT, AND REFLECT A FUNDAMENTAL MISUNDERSTANDING OF THE ROLE OF CUSTODIAN BANKS AND THE OPERATION OF INSTITUTIONAL FX MARKETS. BNY MELLON PLANS TO DEFEND ITSELF VIGOROUSLY ON BEHALF OF ITS SHAREHOLDERS. ON DECEMBER 2, 2011, THE NYAG FILED AN AMENDED AND SUPERSEDING COMPLAINT WHICH ADDED THE BANK OF NEW YORK MELLON (THE "BANK") AS A DEFENDANT. ON MARCH 19, 2015, BNY MELLON, THE PARENT COMPANY TO THE REGISTRANT, ANNOUNCED THAT IT HAS RESOLVED SUBSTANTIALLY ALL OF THE FOREIGN EXCHANGE ("FX")-RELATED ACTIONS CURRENTLY PENDING AGAINST BNY MELLON, RESULTING IN A TOTAL OF $714 MILLION IN SETTLEMENT PAYMENTS. WITH REGARD TO THIS ACTION, BNY MELLON HAS REACHED A SETTLEMENT WITH THE NEW YORK ATTORNEY GENERAL ("NYAG"), WHICH FULLY RESOLVES THE NYAG'S OCTOBER 2011 LAWSUIT REGARDING STANDING INSTRUCTION FX TRANSACTIONS IN CONNECTION WITH CERTAIN CUSTODY SERVICES THE BANK PROVIDED PRIOR TO EARLY 2012 TO ITS CUSTODY CLIENTS. UNDER THE TERMS OF THE SETTLEMENT, WHICH HAS BEEN APPROVED BY THE COURT, BNY MELLON PAID THE NYAG $167.5 MILLION, AFTER WHICH A NOTICE OF DISCONTINUANCE WAS SUBMITTED TO THE COURT, AND THE BANK PROVIDED FUNCTIONALITY ALLOWING CUSTOMERS TO COMPARE PRICING FOR THE BANK'S "DEFINED SPREAD" AND "SESSION RANGE" STANDING INSTRUCTION FX PRODUCTS.

BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM (RE: BNYM)

BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM (RE: BNYM)

PRINCIPAL SANCTION: CEASE AND DESIST

OTHER SANCTIONS: ORDER OF ASSESSMENT OF A CIVIL MONETARY PENALTY

DATE INITIATED 12/01/2010

DOCKET NO. 12-018-CMP-SMB

BANK OF NEW YORK MELLON

ON SEPTEMBER 22,2008, BANK OF NEW YORK MELLON ("BNYM") BORROWED FROM THE BOSTON RESERVE BANK UNDER THE ASSET-BACKED COMMERCIAL PAPER MONEY MARKET MUTUAL FUND LIQUIDITY FACILITY (THE "AMLF"), WHICH BORROWING WAS SUPPORTED BY ASSET-BACKED COMMERCIAL PAPER ("ABCP")COLLATERAL BNYM PLEDGED TO THE BOSTON RESERVE BANK. IT WAS ALLEGED THAT DUE TO THE FAILURE IN ITS INTERNAL PROCESSES AT THAT TIME, A PORTION OF THE ABCP COLLATERAL THAT BNYM HAD PLEDGED TO THE BOSTON RESERVE BANK WAS INELIGIBLE UNDER THE TERMS OF THE AMLF. AS A RESULT, BNYM RECEIVED MORE IN THE AMLF LOANS PROCEEDS THAN IT OTHERWISE WOULD HAVE BEEN ADVANCED BASED UPON THE ELIGIBLE ABCP COLLATERAL IT PLEDGED. SUBSEQUENTLY, BNYM TIMELY RE-PAID ALL AMOUNTS BORROWED UNDER THE AMLF.

RESOLUTION DATE: 04/13/2012

AMOUNT: $ 6,000,000.00

OTHER SANCTIONS ORDERED: WITHIN 60 DAYS OF THIS ORDER, BNYM SHALL SUBMIT TO THE FEDERAL RESERVE BANK OF NEW YORK ("NEW YORK RESERVE BANK") AN ACCEPTABLE WRITTEN PLAN TO ENHANCE ITS COMMUNICATION AND ESCALATION POLICIES AND PROCEDURES. THE PLAN SHALL DESCRIBE THE SPECIFIC ACTIONS THAT BNYM WILL TAKE.

SANCTION DETAIL: CEASE AND DESIST AND AN ORDER OF ASSESSMENT OF A CIVIL MONETARY PENALTY ISSUED UPON CONSENT.

THE BOARD OF GOVERNORS AND BNYM HAVE MUTUALLY AGREED TO ENTER INTO THIS COMBINED ORDER TO CEASE AND DESIST AND ORDER OF ASSESSMENT OF A CIVIL MONETARY PENALTY ISSUED UPON CONSENT (THE "ORDER") IN CONNECTION WITH BNYM'S PARTICIPATION IN THE AMLF PROGRAM BETWEEN SEPTEMBER 2008 AND JANUARY 2009, DURING WHICH TIME BNYM ALLEGEDLY BREACHED CERTAIN REPESENTATIONS AND WARRANTIES IN ITS LETTER OF AGREEMENT WITH THE BOSTON RESERVE BANK WITH RESPECT TO THE COLLATERAL BNYM PLEDGED TO THE AMLF AND FAILED TO REPORT AND RESOLVE ITS ALLEGED VIOLATIONS OF THE TERMS AND CONDITIONS OF THE AMLF

<u>**BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT**</u>

BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT

PRINCIPAL SANCTION: CIVIL AND ADMINISTRATIVE PENALT(IES)/FINE(S)

OTHER SANCTIONS: NONE

DATE INITIATED 11/04/2010

DOCKET/CASE NUMBER: GZ: WA 17WP 3120 - 2010 / 0111

THIS REGULATORY ACTION RELATES TO THE LATE FILING OF CERTAIN SHAREHOLDING REPORTS. BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (THE "BAFIN"), THE FINANCIAL SUPERVISORY AUTHORITY IN GERMANY, ALLEGED THAT THE BANK OF NEW YORK MELLON CORPORATION ("BNY MELLON") VIOLATED CERTAIN SUPERVISORY DUTIES UNDER THE SECURITIES TRADING ACT (THE "ACT"). UNDER THIS ACT, ANYONE WHOSE SHAREHOLDING IN A GERMAN ISSUER REACHES, EXCEEDS OR FALLS BELOW 3%, 5%, 10%, 15%, 20%, 30%, 50% OR 75% OF THE VOTING RIGHTS SHALL NOTIFY THE ISSUER AND THE BAFIN, WITHOUT UNDUE DELAY, AND WITHIN FOUR TRADING DAYS AT THE LATEST. THE BAFIN ALLEGED THAT: (1) NOTIFICATIONS SENT BY BNY MELLON ON BEHALF OF CERTAIN SUBSIDIARIES TO A GERMAN ISSUER AND THE BAFIN OF THE REDUCTION OF ITS VOTING SHARES IN THE ISSUER BELOW THE 3% THRESHOLD WAS ONE MONTH LATE AND (2) BNY MELLON FAILED TO TAKE THE SUPERVISORY MEASURES REQUIRED UNDER THE ACT TO PREVENT CONTRAVENTION OF THE SHAREHOLDING NOTICE OBLIGATIONS BY ITS SUBSIDIARIES.

RESOLUTION DATE: 05/12/2011

AMOUNT: $ 33,300.00

ON MAY 12, 2011, THE BAFIN ISSUED AN ADMINISTRATIVE ORDER THAT: (1) DETERMINED THAT BNY MELLON NEGLIGENTLY FAILED TO COMPLY WITH THE SUPERVISORY REQUIREMENTS WITH RESPECT TO ITS SUBSIDIARIES IN ORDER TO ENSURE COMPLIANCE WITH THE NOTIFICATION DEADLINES AND (2) IMPOSED AGAINST BNY MELLON AN ADMINISTRATIVE FINE OF EUR 22,500.00 (APPROX. $31,725) AND A FEE (FOR PROCEDURAL COSTS) OF EUR 1,125.00 (APPROX. $1,586). BNY MELLON MADE PAYMENT EFFECTIVE MAY 27, 2011.

2005 NON-PROSECUTION AGREEMENT

MATTER NAME: NOVEMBER 7, 2005 NON-PROSECUTION AGREEMENT WITH US ATTORNEY'S OFFICES FOR THE EASTERN AND SOTHERN DISTRICT OF NEW YORK

NARRATIVE DESCRIPTION:

PLEASE BE ADVISED THAT THE UNDERLYING FACTS AT ISSUE IN THIS MATTER AS DESCRIBED BELOW WERE ADDRESSED BY MULTIPLE GOVERNMENT AUTHORITIES. EACH MATTER IS BEING SUBMITTED AS A SEPARATE CRIMINAL OR REGULATORY DISCLOSURE ON THIS APPLICATION EVEN THOUGH THE UNDERLYING FACTS ARE IDENTICAL IN EACH MATTER.

THE THREE MATTERS INVOLVING THE BELOW CONDUCT ARE:
1. 2005 NON-PROSECUTION AGREEMENT WITH THE US ATTORNEY'S OFFICES FOR THE SOUTHERN AND EASTERN DISTRICT OF NEW YORK;
2. 2006 WRITTEN AGREEMENT WITH THE FEDERAL RESERVE BANK OF NEW YORK AND THE NEW YORK STATE BANKING DEPARTMENT; AND
3. 2007 CLAIM BY THE FEDERAL CUSTOMS SERVICE OF THE RUSSIAN FEDERATION.

ON NOV. 7, 2005, THE BANK OF NEW YORK ("BNY") ENTERED INTO A WRITTEN NON-PROSECUTION AGREEMENT ("NPA") WITH THE UNITED STATES ATTORNEY'S OFFICES FOR THE EASTERN AND SOUTHERN DISTRICTS OF NEW YORK THAT RESOLVED THE INVESTIGATIONS INTO MATTERS INVOLVING FRAUD AND MONEY LAUNDERING, AS WELL AS BNY'S FAILURE TO COMPLY WITH MANDATORY REPORTING OBLIGATIONS UNDER THE BANK SECRECY ACT ("BSA").

THE SOUTHERN DISTRICT OF NEW YORK INVESTIGATION UNCOVERED A SCHEME FACILITATED BY A "ROGUE" BNY EMPLOYEE INVOLVING THE UNLICENSED TRANSMISSION OF MONEY ORIGINATING IN RUSSIA THROUGH BNY ACCOUNTS IN THE UNITED STATES TO THIRD-PARTY TRANSFEREES GLOBALLY.

THE EASTERN DISTRICT OF NEW YORK INVESTIGATION INVOLVED A SCHEME TO DEFRAUD BY A BNY COMMERCIAL CUSTOMER THAT SUBMITTED FRAUDULENT LOAN APPLICATIONS SUPPORTED BY FRAUDULENT ESCROW AGREEMENTS THAT WERE USED AS COLLATERAL FOR THE LOANS.

THE NPA INCLUDED AN ADMISSION THAT BNY FAILED TO RECOGNIZE, INVESTIGATE, AND REPORT CERTAIN CRIMINAL AND SUSPICIOUS ACTIVITIES THAT OCCURRED THROUGH THE INSTITUTION.

THE TERMS OF THE NPA PROVIDED THAT BNY:

1. FORFEIT $26 MILLION TO THE UNITED STATES;
2. PAY $12 MILLION IN RESTITUTION;
3. AMEND ITS INTERNAL POLICIES AND PROCEDURES TO ENSURE COMPLIANCE WITH THE REPORTING OBLIGATIONS OF THE BSA; AND
4. RETAIN AN INDEPENDENT EXAMINER, APPROVED BY THE FEDERAL PROSECUTORS, TO MONITOR AND REPORT WHETHER BNY COMPLIED WITH THE TERMS AND CONDITIONS OF THE NPA FOR A PERIOD OF THREE (3) YEARS.

THE NPA PROVIDED THAT BNY WOULD NOT BE PROSECUTED FOR THE UNLAWFUL PRACTICES THAT WERE THE SUBJECT OF THE INVESTIGATIONS PROVIDED IT FULLY COMPLIED WITH THE TERMS OF THE NPA FOR A PERIOD OF THREE (3) YEARS.

BNY, AND ITS SUCCESSOR THE BANK OF NEW YORK MELLON, FULLY COMPLIED WITH THE TERMS AND CONDITIONS OF THE NPA AND IT WAS TERMINATED IN 2008.

FEDERAL CUSTOMS SERVICE OF THE RUSSIAN FEDERATION CLAIM

MATTER NAME: FEDERAL CUSTOMS SERVICE OF THE RUSSIAN FEDERATION CLAIM

NARRATIVE DESCRIPTION:

PLEASE BE ADVISED THAT THE UNDERLYING FACTS AT ISSUE IN THIS MATTER AS DESCRIBED BELOW WERE ADDRESSED BY MULTIPLE GOVERNMENT AUTHORITIES. EACH MATTER IS BEING SUBMITTED AS A SEPARATE CRIMINAL OR REGULATORY DISCLOSURE ON THIS APPLICATION EVEN THOUGH THE UNDERLYING FACTS ARE IDENTICAL IN EACH MATTER.

THE THREE MATTERS INVOLVING THE BELOW CONDUCT ARE:
1. 2005 NON-PROSECUTION AGREEMENT WITH THE US ATTORNEY'S OFFICES FOR THE SOUTHERN AND EASTERN DISTRICT OF NEW YORK;
2. 2006 WRITTEN AGREEMENT WITH THE FEDERAL RESERVE BANK OF NEW YORK AND THE NEW YORK STATE BANKING DEPARTMENT; AND
3. 2007 CLAIM BY THE FEDERAL CUSTOMS SERVICE OF THE RUSSIAN FEDERATION.

IN 2007, THE FEDERAL CUSTOMS SERVICE OF THE RUSSIAN FEDERATION ("CUSTOMS SERVICE") PURSUED A CLAIM AGAINST THE BANK OF NEW YORK ("BNY"), LATER THE BANK OF NEW YORK MELLON ("BNY MELLON"), BASED ON ALLEGATIONS RELATED TO A NUMBER OF UNAUTHORIZED FUND TRANSFERS COMING FROM RUSSIA THROUGH BNY IN AND AROUND 1999 CONDUCTED BY A FORMER, SELF-ADMITTED "ROGUE" EMPLOYEE OF BNY WITHOUT KNOWLEDGE OF BNY.

THE CLAIM ALLEGES THAT BNY VIOLATED US LAW BY FAILING TO SUPERVISE AND MONITOR FUNDS TRANSFER ACTIVITIES. THIS "LACK OF ACTION" IS ALLEGED TO HAVE RESULTED IN THE UNDERPAYMENT TO THE RUSSIAN FEDERATION OF THE VALUE ADDED TAXES THAT WERE DUE TO BE PAID BY THE CUSTOMERS OF THE BANK'S CLIENTS ON CERTAIN GOODS IMPORTED INTO RUSSIA. THE CLAIM SOUGHT $22.5 BILLION IN "DIRECT AND INDIRECT' LOSSES.

INVESTIGATIONS OF THE TRANSFERS IN THE LATE 1990S BY THE U.S. GOVERNMENT, WORKING IN CONCERT WITH U.K. AND RUSSIAN AUTHORITIES, WERE CONCLUDED AND RESOLVED BY AGREEMENTS BETWEEN BNY AND REGULATORY AND LEGAL AUTHORITIES.

BNY WAS NEVER CHARGED WITH ANY WRONGDOING NOR WAS IT ACCUSED OF THE CRIMES UPON WHICH THE RUSSIAN CLAIMS WERE PURPORTEDLY BASED. AS PART OF A NON-PROSECUTION AGREEMENT WITH THE U.S. DEPARTMENT OF JUSTICE, BNY ACKNOWLEDGED A FAILURE TO PROPERLY MONITOR AND SUPERVISE WIRE TRANSFER ACTIVITY AND PAID A FINE OF $14 MILLION. THE FORMER EMPLOYEE AND HER HUSBAND PLED GUILTY IN FEBRUARY 2000 TO CONDUCTING UNAUTHORIZED BANKING ACTIVITIES AND OPERATING AN ILLEGAL MONEY TRANSMITTING BUSINESS. BNY TOOK SWIFT DISCIPLINARY ACTION AGAINST THE EMPLOYEE AND TOOK CORRECTIVE ACTION TO HELP PREVENT SUCH ACTIVITY FROM OCCURRING IN THE FUTURE.

IN OCTOBER 2009, THE PARTIES SETTLED THE LITIGATION FILED BY THE CUSTOMS SERVICE PURSUANT TO A SETTLEMENT AND RELEASE AGREEMENT WHEREBY THE CUSTOMS SERVICE WITHDREW ITS CLAIM, THE PROCEEDING WAS TERMINATED BY THE RUSSIAN COURT AND THE CUSTOMS SERVICE AND BNY EXCHANGED MUTUAL RELEASES.

WITHOUT ANY ADMISSION OF LIABILITY, BNY MELLON AGREED TO PAY $14 MILLION IN TRIAL COSTS AND EXPENSES TO THE CUSTOMS SERVICE IN CONSIDERATION FOR THE SETTLEMENT.

<u>**FEDER*AL RESERVE-DOCKET NO. 17-016-CMP-HC***</u>

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

FULL NAME OF REGULATOR: FEDERAL RESERVE BANK OF NEW YORK AND BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM (COLLECTIVELY, "FEDERAL RESERVE").

DOCKET/CASE NUMBER: DOCKET NO. 17-016-CMP-HC

DESCRIBE THE ALLEGATIONS TO THIS CIVIL ACTION:
THE FEDERAL RESERVE ALLEGED VIOLATIONS OF REGULATION Y OF THE BOARD OF GOVERNORS (12 C.F.R. § 225) FOR ITS REGULATORY ACCOUNTING TREATMENT OF CERTAIN ASSETS OF VARIABLE INTEREST ENTITIES (THE "VIES").

SANCTION DETAIL: A CIVIL MONEY PENALTY IN THE AMOUNT OF $3,000,000. BNY MELLON EFFECTED PAYMENT ON OR ABOUT JUNE 27, 2017.

PROVIDE A BRIEF SUMMARY OF DETAILS RELATED TO THE ACTION STATUS AND (OR) DISPOSITION AND INCLUDE RELEVANT TERMS, CONDITIONS AND DATES:

THIS ACTION ARISES OUT OF THE FEDERAL RESERVE'S ASSERTION THAT BNY MELLON FAILED TO PROPERLY INCLUDE APPROXIMATELY $14 BILLION OF CERTAIN ASSETS OF VARIABLE INTEREST ENTITIES (THE "VIES") IN ITS CALCULATION OF ITS RISK-BASED REGULATORY CAPITAL RATIOS. BEGINNING IN THE THIRD QUARTER OF 2010, THE FEDERAL RESERVE FOUND THAT BNY MELLON ACCOUNTED FOR THESE VIE ASSETS IN ITS "TRADING BOOK," WHEREIN IT ASSIGNED THE ASSETS A ZERO-RISK WEIGHTING UNDER A VALUE-AT-RISK MODEL. IT WAS DETERMINED THAT BNY MELLON'S REGULATORY ACCOUNTING TREATMENT OF THE VIE ASSETS WAS IMPROPER UNDER THEN-APPLICABLE BASEL I REGULATORY RISK CAPITAL RULES. AS THE FEDERAL RESERVE CONSENT ORDER RELATES, BNY MELLON DEVIATED FROM THE REGULATORY CAPITAL RULES WITHOUT THE NECESSARY AUTHORIZATION FROM THE FEDERAL RESERVE AND EXCLUDED THESE ASSETS FROM ITS REGULATORY CAPITAL RATIOS FOR NEARLY 14 QUARTERS, RESULTING IN BNY MELLON UNDERSTATING ITS RISK-WEIGHTED ASSETS AND OVERSTATING ITS RISK-BASED CAPITAL RATIOS. THE FEDERAL RESERVE FOUND THAT THIS CONDUCT REPRESENTS OR RESULTED IN UNSAFE OR UNSOUND PRACTICES, AND A VIOLATION OF REGULATION Y OF THE BOARD OF GOVERNORS (12 C.F.R. § 225). ON JUNE 26, 2017, THE FEDERAL RESERVE ANNOUNCED THAT IT HAD ASSESSED BNY MELLON A CIVIL MONETARY PENALTY IN THE AMOUNT OF $3 MILLION.

SENTINEL MANAGEMENT GROUP, INC.

SENTINEL MANAGEMENT GROUP, INC.; GREDE V. THE BANK OF NEW YORK MELLON AND THE BANK OF NEW YORK MELLON CORP., CASE NO. 08 C 2582 (U.S. DISTRICT COURT, N.D. ILL.)

ON JAN. 18, 2008, THE BANK OF NEW YORK MELLON FILED A PROOF OF CLAIM IN THE CHAPTER 11 BANKRUPTCY PROCEEDING OF SENTINEL MANAGEMENT GROUP, INC. ("SENTINEL") PENDING IN FEDERAL COURT IN THE NORTHERN DISTRICT OF ILLINOIS, SEEKING TO RECOVER APPROXIMATELY $312 MILLION LOANED TO SENTINEL AND SECURED BY SECURITIES AND CASH IN AN ACCOUNT MAINTAINED BY SENTINEL AT THE BANK OF NEW YORK MELLON. ON MARCH 3, 2008, THE BANKRUPTCY TRUSTEE FILED AN ADVERSARY COMPLAINT SEEKING TO DISALLOW THE BANK OF NEW YORK MELLON'S CLAIM AND SEEKING DAMAGES FOR ALLEGEDLY ADDING AND ABETTING SENTINEL INSIDERS IN MISAPPROPRIATING CUSTOMER ASSETS AND IMPROPERLY USING THOSE ASSETS AS COLLATERAL FOR THE LOAN. IN A DECISION DATED NOV. 3, 2010, THE COURT FOUND FOR THE BANK OF NEW YORK MELLON AND AGAINST THE BANKRUPTCY TRUSTEE, HOLDING THAT THE BANK OF NEW YORK MELLON'S LOAN TO SENTINEL IS VALID, FULLY SECURED AND NOT SUBJECT TO EQUITABLE SUBORDINATION. THE BANKRUPTCY TRUSTEE APPEALED THIS DECISION, AND ON AUG. 9, 2012, THE UNITED STATE COURT OF APPEALS FOR THE SEVENTH CIRCUIT ISSUED A DECISION AFFIRMING THE TRIAL COURT'S JUDGMENT. ON SEPT. 7, 2012, THE BANKRUPTCY TRUSTEE FILED A PETITION FOR REHEARING. ON NOV.30, 2012, THE SEVENTH CIRCUIT ISSUED AN ORDER WITHDRAWING THE AUG. 9, 2012, OPINION. THE APPEAL REMAINS UNDER CONSIDERATION BY THE PANEL.

IN MARCH 2009, THE TRUSTEE FILED A SEPARATE COMPLAINT (THE "CUSTOMER COMPLAINT", CASE NO. 09 CV 1919) AGAINST THE BANK OF NEW YORK MELLON ALLEGING THAT THE TRUSTEE HAD BEEN ASSIGNED CLAIMS BY SENTINEL'S CUSTOMERS AND ASSERTING THAT (I) THE BANK OF NEW YORK MELLON AIDED AND ABETTED SENTINEL IN DEFRAUDING THE CUSTOMERS AND BREACHING ITS FIDUCIARY DUTY; AND (II) THE BANK OF NEW YORK MELLON OWED A DUTY TO THE CUSTOMERS AND WAS NEGLIGENT. THIS ACTION REMAINS PENDING, BUT THE TRUSTEE HAS TAKEN NO ACTION TO DATE TO REACTIVATE THE LITIGATION.

JUNE 13, 2016 SEC ADMINISTRATIVE PROCEEDING FILE NO. 3-17286

ON JUNE 13, 2016, THE BANK OF NEW YORK MELLON ("BNYM") ENTERED INTO A SETTLEMENT WITH THE SEC RELATED TO BNYM'S STANDING INSTRUCTION FOREIGN CURRENCY EXCHANGE PROGRAM, WHICH RESULTED IN THE SEC ISSUING AN ADMINISTRATIVE ORDER AGAINST BNYM. A COPY OF THE ORDER IS ATTACHED. THE ORDER CAUSED BNYM TO BECOME A PERSON SUBJECT TO A "STATUTORY DISQUALIFICATION" AS DEFINED IN SECTION 3(A)(39)(F) OF THE SECURITIES EXCHANGE ACT OF 1934 ("EXCHANGE ACT") BECAUSE BNYM WAS FOUND TO HAVE WILLFULLY VIOLATED THE FEDERAL SECURITIES LAWS.

PLEASE ADVISE IF YOU HAVE ANY QUESTIONS OR CONCERNS PERTAINING TO THIS MATTER. FEEL FREE TO CONTACT ME DIRECTLY AT 212-815-3427. THANK YOU.

SEC AUCTION RATE SECURITIES, JANUARY 9, 2007, SEC FILE NO. 3-12526

MATTER NAME SECURITIES & EXCHANGE COMMISSION ("SEC")

MATTER DETAILS SECURITIES & EXCHANGE COMMISSION ("SEC")
PRINCIPAL SANCTION: CEASE AND DESIST AND UNDERTAKING

ADDITIONAL SANCTION: THE BANK AGREED TO PROVIDE: (1) A WRITTEN DESCRIPTION OF ITS MATERIAL PRACTICES AND PROCEDURES FOR AUCTIONS IN WHICH IT SERVES AS AUCTION AGENT TO EACH BROKER-DEALER THAT HAD PREVIOUSLY SUBMITTED BIDS FOR AUCTION RATE SECURITIES AND THE ISSUERS OF SUCH SECURITIES; (2) SUPPLY A WRITTEN DESCRIPTION OF ITS CURRENT MATERIAL PRACTICES AND PROCEDURES FOR AUCTIONS TO BROKER-DEALERS AND ISSUERS OF EACH OFFERING OF AUCTION RATES SECURITIES FOR WHICH IT SERVES AS AUCITON AGENT TO WHOM SUCH WRITTEN DESCRIPTION HAS NOT PREVIOUSLY BEEN PROVIDED PRIOR TO THE ISSUANCE OF SUCH SECURITIES; AND (3) PROVIDE A WRITTEN STATEMENT DESCRIBING ANY MATERIAL CHANGE TO EACH BROKER-DEALER AND ISSUER OF AUCTION RATE SECURITIES FOR WHICH THE BANK IS THEN SERVING AS AUCTION AGENT.

DATE INITIATED: JANUARY 9, 2007

DOCKET/CASE NUMBER: SEC FILE NO. 3-12526

THE BANK OF NEW YORK MELLON - THE BANK OF NEW YORK (THE BANK)
THE BANK ACTED AS AUCTION AGENT IN THE AUCTIONING OF AUCTION RATE SECURITIES. FROM AT LEAST JANUARY 1, 2003 THROUGH JUNE 30, 2004, IN CONNECTION WITH CERTAIN AUCTIONS, THE BANK ACCEPTED INITIAL OR REVISED BIDS AFTER SUBMISSION DEADLINES AND ALLOWED BROKER-DEALERS TO INTERVENE IN AUCTIONS. IN CERTAIN INSTANCES, THIS CONDUCT ALSO AFFECTED THE RATE PAID ON THE AUCTION RATE SECURITIES. AS A RESULT OF THIS CONDUCT, THE BANK CAUSED VIOLATIONS OF SECTION 17(A)(2) OF THE SECURITIES ACT.

RESOLUTION DATE: JANUARY 9, 2007

CEASE AND DESIST ORDER AND A $750,000.00 UNDERTAKING

OTHER SANCTIONS ORDERED: THE BANK'S AGREEMENT TO PROVIDE: (1) A WRITTEN DESCRIPTION OF ITS MATERIAL PRACTICES AND PROCEDURES FOR AUCTIONS IN WHICH IT SERVES AS AUCTION AGENT TO EACH BROKER-DEALER THAT HAD PREVIOUSLY SUBMITTED BIDS FOR AUCTION RATE SECURITIES AND THE ISSUERS OF SUCH SECURITIES; (2) SUPPLY A WRITTEN DESCRIPTION OF ITS CURRENT MATERIAL PRACTICES AND PROCEDURES FOR AUCTIONS TO BROKER-DEALERS AND ISSUERS OF EACH OFFERING OF AUCTION RATES SECURITIES FOR WHICH IT SERVES AS AUCTION AGENT TO WHOM SUCH WRITTEN DESCRIPTION HAS NOT PREVIOUSLY BEEN PROVIDED PRIOR TO THE ISSUANCE OF SUCH SECURITIES; AND (3) PROVIDE A WRITTEN STATEMENT DESCRIBING ANY MATERIAL CHANGE TO SUCH POLICIES AND PROCEDURES TO EACH BROKER-DEALER AND ISSUER OF AUCTION RATE SECURITIES FOR WHICH THE BANK IS THEN SERVING AS AUCTION AGENT.

SEC RELEASE NO. 33-10586; ADMINISTRATIVE PROCEEDING FILE NO. 3-18933

THIS ACTION ARISES OUT OF THE SEC'S ASSERTION THAT BNY MELLON, AS DEPOSITARY BANK, ENGAGED IN IMPROPER PRACTICES IN CONNECTION WITH THE PRE-RELEASE OF AMERICAN DEPOSITARY RECEIPTS ("ADRS"). AS THE SEC ORDER RELATES, (1) ADRS ARE NEGOTIABLE INSTRUMENTS THAT TRADE ON A U.S. MARKET THAT REPRESENT AN INTEREST IN A SPECIFIED NUMBER OF FOREIGN SECURITIES THAT HAVE BEEN DEPOSITED WITH A DEPOSITARY BANK OR WITH THE DEPOSITARY BANK'S FOREIGN CUSTODIAN; (2) ADRS ALLOW U.S. INVESTORS TO INVEST IN FOREIGN COMPANIES WITHOUT HAVING TO PURCHASE SHARES IN THE FOREIGN MARKET; (3) IN SOME SITUATIONS, A PERSON MAY SEEK TO OBTAIN ADRS THROUGH A "PRE-RELEASE" TRANSACTION WHEREBY A MARKET PARTICIPANT OBTAINS NEWLY-ISSUED ADRS FROM THE DEPOSITARY BANK (AS OPPOSED TO PURCHASING AN EXISTING ADR FROM THE MARKET) WITHOUT HAVING ALREADY DELIVERED THE CORRESPONDING ORDINARY SHARES TO THE CUSTODIAN; (4) THE TRADITIONAL RATIONALE FOR PRE-RELEASE TRANSACTIONS WAS TO ADDRESS SETTLEMENT TIMING DISPARITIES THAT COULD DELAY DELIVERY TO THE FOREIGN CUSTODIAN OF RECENTLY PURCHASED ORDINARY SHARES; AND (5) SEVERAL INSTRUMENTS (THE "PRE-RELEASE AGREEMENTS"), INCLUDING THE AGREEMENTS WITH THE DEPOSITARY BANK, THE ADR ITSELF AND PRE-RELEASE AGREEMENTS WITH THE INVOLVED BROKER-DEALERS ("PRE-RELEASE BROKERS"), EITHER INCLUDED OR REQUIRED BNY MELLON TO OBTAIN REPRESENTATIONS FROM THE PRE-RELEASE BROKERS STATING THAT FOR THE DURATION OF EACH PRE-RELEASE TRANSACTION, THE PRE-RELEASE BROKER OR ITS CUSTOMER (I) BENEFICIALLY OWNED CORRESPONDING ORDINARY SHARES, (II) ASSIGNED ALL BENEFICIAL RIGHT, TITLE, AND INTEREST IN THE SHARES TO THE DEPOSITARY, (III) WOULD NOT TAKE ANY ACTION WITH RESPECT TO SUCH SHARES THAT WAS INCONSISTENT WITH THE TRANSFER OF BENEFICIAL OWNERSHIP, AND (IV) WOULD PAY FOREIGN WITHHOLDING TAXES AT THE RATE REQUIRED FOR ADR HOLDERS AND PASS THROUGH TO THE DEPOSITARY ANY DIVIDENDS AND DIVIDEND-RELATED TAX CREDITS OR REFUNDS. THE SEC FOUND THAT BNY MELLON (1) DID NOT TAKE REASONABLE STEPS TO DETERMINE THAT THE PRE-RELEASE BROKERS OR THEIR COUNTERPARTIES COMPLIED WITH THE OBLIGATIONS SET FORTH IN THE PRE-RELEASE AGREEMENTS AND (2) AT TIMES, NEGLIGENTLY FACILITATED SHORT SELLING AND ENABLED THE SETTLEMENT OF TRADES WITH SOME ADRS THAT WERE NOT ACTUALLY BACKED BY THE ORDINARY SHARES HELD FOR THE BENEFIT OF THE DEPOSITARY IN ACCORDANCE WITH THE REQUIREMENTS OF THE ADR FACILITY. ON DECEMBER 17, 2018, THE SEC ANNOUNCED THAT IT HAD ENTERED INTO AN ADMINISTRATIVE SETTLEMENT ON A NEITHER-ADMIT-NOR-DENY BASIS WITH BNY MELLON IN WHICH BNY MELLON AGREED TO PAY $29.3 MILLION IN DISGORGEMENT, PREJUDGMENT INTEREST OF $4.2 MILLION AND A CIVIL MONEY PENALTY OF $20.5 MILLION.

SECURITIES & EXCHANGE COMMISSION ("SEC")

SECURITIES & EXCHANGE COMMISSION ("SEC")

PRINCIPAL SANCTION: CEASE AND DESIST

OTHER SANCTIONS: THE BANK'S AGREEMENT TO OFFER PAYMENT TO CERTAIN SECURITY HOLDERS FOR PROPERTY ESCHEATED ERRONEOUSLY (WHILE RESERVING THE RIGHT TO PURSUE THEIR CLAIM FOR REPAYMENT WITH THE STATE TO WHICH THE PROPERTY WAS ESCHEATED); A PENALTY OF $250,000. AND THE BANK'S RETENTION OF AN INDEPENDENT CONSULTANT TO REVIEW AND EVALUATE CERTAIN OF THE BANK'S POLICIES AND PROCEDURES.

DATE INITIATED: 04/24/2006

DOCKET/CASE NUMBER: SEC FILE NO. 3-12269

THE BANK OF NEW YORK MELLON - THE BANK OF NEW YORK (THE BANK)

FAILED AS A TRANSFER AGENT TO EXERCISE REASONABLE CARE TO ASCERTAIN THE CORRECT ADDRESSES OF LOST SECURITY HOLDERS AND ESCHEATED ASSETS BELONGING TO THOSE SECURITY HOLDERS TO VARIOUS STATES.

RESOLUTION DATE: 04/24/2006

CEASE AND DESIST ORDER AND A PENALTY OF $250,000.00

OTHER SANCTIONS ORDERED: THE BANK'S AGREEMENT TO OFFER PAYMENT TO CERTAIN SECURITY HOLDERS FOR PROPERTY ESCHEATED ERRONEOUSLY (WHILE RESERVING THE RIGHT TO PURSUE THEIR CLAIM FOR REPAYMENT WITH THE STATE TO WHICH THE PROPERTY WAS ESCHEATED); A PENALTY OF $250,000. AND THE BANK'S RETENTION OF AN INDEPENDENT CONSULTANT TO REVIEW AND EVALUATE CERTAIN OF THE BANK'S POLICIES AND PROCEDURES.

SUPREME COURT OF NEW YORK, NEW YORK COUNTY, INDEX NO. 114735/09

THIS IS AN UPDATE TO THIS MATTER WHICH WAS PREVIOUSLY REPORTED TO THE NFA.

ON MARCH 19, 2015, BNYMC ANNOUNCED THAT IT HAS RESOLVED SUBSTANTIALLY ALL OF THE FX STANDING INSTRUCTION-RELATED ACTIONS CURRENTLY PENDING AGAINST BNYMC AND BNY MELLON, AND HAS AGREED TO PAY A TOTAL OF $714 MILLION TO RESOLVE THESE MATTERS, SUBJECT TO REQUIRED APPROVALS. WITH REGARD TO THIS ACTION, BNY MELLON AND BNYMC HAVE REACHED A SETTLEMENT WITH THE NYAG WHICH, UPON PAYMENT TO THE GOVERNMENT AND THE COURT'S DISMISSAL OF THE CLAIMS WITH PREJUDICE, WILL FULLY RESOLVE THE NYAG'S LAWSUIT. UNDER THE TERMS OF THE SETTLEMENT, BNY MELLON WILL PAY $167.5 MILLION TO THE NYAG.

U.K. FINANCIAL CONDUCT AUTHORITY, CASE # 122467

THE U.K. FINANCIAL CONDUCT AUTHORITY (THE "FCA") CONDUCTED AN INVESTIGATION INTO COMPLIANCE BY THE BANK OF NEW YORK MELLON, LONDON BRANCH AND BNY MELLON (INTERNATIONAL) LIMITED (THE "FIRMS") WITH THE FCA'S CLIENT ASSETS SOURCEBOOK ("CASS RULES"), WHICH SETS OUT THE REGIME IN THE UK FOR THE PROTECTION OF CLIENT INTERESTS. ON APRIL 15, 2015, THE FCA ANNOUNCED THAT IT HAD ENTERED INTO A SETTLEMENT AGREEMENT WITH THE FIRMS IN WHICH THE FIRMS AGREED TO PAY A FINE IN THE AMOUNT OF £126 MILLION (APPROX. $188M), AFTER REDUCTION FOR AN EARLY STAGE SETTLEMENT, AND TO THE ISSUANCE OF A FINAL NOTICE BY THE FCA FOR FAILING TO COMPLY WITH THE FCA'S CASS RULES.

U.S. DEPARTMENT OF LABOR, U.S. SECURITIES AND EXCHANGE COMMISSION

ON MARCH 19, 2015, THE BANK OF NEW YORK MELLON CORPORATION ("BNYMC") ANNOUNCED THAT IT HAS RESOLVED SUBSTANTIALLY ALL OF THE FX STANDING INSTRUCTION-RELATED ACTIONS CURRENTLY PENDING AGAINST BNYMC AND BNY MELLON. IN ADDITION, BNY MELLON REACHED SETTLEMENTS WITH THE U.S. DEPARTMENT OF LABOR ("DOL") AND THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC"). BNY MELLON WILL PAY $14 MILLION TO THE DOL, WHICH WILL FULLY RESOLVE THE DOL MATTER. BNY MELLON HAS ALSO REACHED A SETTLEMENT IN PRINCIPLE WITH THE SEC. UNDER THE TERMS OF THE AGREEMENT WITH THE SEC STAFF, WHICH IS SUBJECT TO COMMISSION APPROVAL, BNY MELLON WILL PAY $30 MILLION TO THE SEC WHICH WILL FULLY RESOLVE THE SEC MATTER.

U.S. DISTRICT COURT, SOUTHERN DISTRICT OF NEW YORK - CASE # 11-06969

THIS IS AN UPDATE TO THIS MATTER WHICH WAS PREVIOUSLY REPORTED TO THE NFA.

ON MARCH 19, 2015, BNYMC ANNOUNCED THAT IT HAS RESOLVED SUBSTANTIALLY ALL OF THE FX STANDING INSTRUCTION-RELATED ACTIONS CURRENTLY PENDING AGAINST BNYMC AND BNY MELLON, AND HAS AGREED TO PAY A TOTAL OF $714 MILLION TO RESOLVE THESE MATTERS, SUBJECT TO REQUIRED APPROVALS. WITH REGARD TO THIS ACTION, BNY MELLON HAS REACHED A SETTLEMENT WITH THE USAO-SDNY WHICH, UPON PAYMENT TO THE GOVERNMENT AND THE COURT'S DISMISSAL OF THE CLAIMS WITH PREJUDICE, WILL FULLY RESOLVE THE USAO-SDNY'S LAWSUIT. UNDER THE TERMS OF THE SETTLEMENT, BNY MELLON WILL PAY $167.5 MILLION AND PROVIDE FUNCTIONALITY ALLOWING CUSTOMERS TO COMPARE PRICING FOR BNY MELLON'S "DEFINED SPREAD" AND "SESSION RANGE" STANDING INSTRUCTION FX PRODUCTS.

UNITED STATES ATTORNEY FOR THE SOUTHERN DISTRICT OF NEW YORK

UNITED STATES ATTORNEY FOR THE SOUTHERN DISTRICT OF NEW YORK

PRINCIPAL RELIEF SOUGHT: CIVIL PENALTY(IES)/FINE(S)

OTHER RELIEF SOUGHT: INJUNCTION

FILING DATE OF COURT ACTION 10/04/2011

U.S. DISTRICT COURT, SOUTHERN DISTRICT OF NEW YORK - CASE # 11-06969

THE LAWSUIT ALLEGES THAT THE BANK OF NEW YORK MELLON CORPORATION ("BNY MELLON") IMPROPERLY CHARGED AND REPORTED PRICES FOR STANDING INSTRUCTION FOREIGN EXCHANGE ("FX") TRANSACTIONS EXECUTED IN CONNECTION WITH CUSTODY SERVICES PROVIDED BY BNY MELLON. THE REGISTRANT IS NOT A DEFENDANT TO THIS ACTION.

ON OCTOBER 4, 2011, THE U.S. ATTORNEY'S OFFICE FOR THE SOUTHERN DISTRICT OF NEW YORK FILED A COMPLAINT IN INTERVENTION IN A QUI TAM ACTION FILED AGAINST BNY MELLON, THE PARENT COMPANY OF THE REGISTRANT. BNY MELLON BELIEVES THAT THE CLAIMS ASSERTED IN THE ACTIONS ARE WITHOUT MERIT, AND REFLECT A FUNDAMENTAL MISUNDERSTANDING OF THE ROLE OF CUSTODIAN BANKS AND THE OPERATION OF INSTITUTIONAL FX MARKETS. BNY MELLON PLANS TO DEFEND ITSELF VIGOROUSLY ON BEHALF OF ITS SHAREHOLDERS. NOTE: UPON THE FILING OF AN AMENDED COMPLAINT ON FEBRUARY 16, 2012, THE ACTION WAS EFFECTIVELY DISMISSED AGAINST THE BANK OF NEW YORK MELLON CORPORATION ("BNYMC"). THE PLAINTIFF AGREED TO SUBSTITUTE THE BANK OF NEW YORK MELLON ("BNYM"), THE BROKER-DEALER'S BANK AFFILIATE FOR BNYMC IN RECOGNITION THAT BNYMC IS NOT A PROPER DEFENDANT IN THIS ACTION AND BNYM IS THE PROPER PARTY. THIS SUBSTITUTION WAS CONDUCTED WITHOUT PREJUDICE.

UNITED STATES ATTORNEY FOR THE SOUTHERN DISTRICT OF NEW YORK

ON OCTOBER 4, 2011, THE U.S. ATTORNEY'S OFFICE FOR THE SOUTHERN DISTRICT OF NEW YORK FILED A COMPLAINT IN INTERVENTION IN A QUI TAM ACTION FILED AGAINST BNY MELLON, THE PARENT COMPANY OF THE REGISTRANT. BNY MELLON BELIEVES THAT THE CLAIMS ASSERTED IN THE ACTIONS ARE WITHOUT MERIT, AND REFLECT A FUNDAMENTAL MISUNDERSTANDING OF THE ROLE OF CUSTODIAN BANKS AND THE OPERATION OF INSTITUTIONAL FX MARKETS. BNY MELLON PLANS TO DEFEND ITSELF VIGOROUSLY ON BEHALF OF ITS SHAREHOLDERS. NOTE: UPON THE FILING OF AN AMENDED COMPLAINT ON FEBRUARY 16, 2012, THE ACTION WAS EFFECTIVELY DISMISSED AGAINST THE BANK OF NEW YORK MELLON CORPORATION ("BNYMC"). THE PLAINTIFF AGREED TO SUBSTITUTE THE BANK OF NEW YORK MELLON ("BNYM"), THE BROKER-DEALER'S BANK AFFILIATE FOR BNYMC IN RECOGNITION THAT BNYMC IS NOT A PROPER DEFENDANT IN THIS ACTION AND BNYM IS THE PROPER PARTY. THIS SUBSTITUTION WAS CONDUCTED WITHOUT PREJUDICE. UPDATE: ON MARCH 19, 2015, THE BANK OF NEW YORK MELLON CORPORATION, THE PARENT COMPANY TO THE REGISTRANT, ("BNY MELLON"), ANNOUNCED THAT IT HAS RESOLVED SUBSTANTIALLY ALL OF THE FOREIGN EXCHANGE ("FX")-RELATED ACTIONS CURRENTLY PENDING AGAINST BNY MELLON AND THE BANK, RESULTING IN A TOTAL OF $714 MILLION IN SETTLEMENT PAYMENTS. WITH REGARD TO THIS ACTION, THE BANK HAS REACHED A SETTLEMENT WITH THE U.S. ATTORNEY'S OFFICE FOR THE SOUTHERN DISTRICT OF NEW YORK ("USAO-SDNY") WHICH FULLY RESOLVES THE USAO-SDNY'S LAWSUIT REGARDING STANDING INSTRUCTION FX TRANSACTIONS IN CONNECTION WITH CERTAIN CUSTODY SERVICES THE BANK PROVIDED PRIOR TO EARLY 2012 TO ITS CUSTODY CLIENTS. UNDER THE TERMS OF THE SETTLEMENT, WHICH HAS BEEN APPROVED BY THE COURT, THE BANK PAID $167.5 MILLION TO THE USAO-SDNY AND PROVIDED FUNCTIONALITY ALLOWING CUSTOMERS TO COMPARE PRICING FOR THE BANK'S "DEFINED SPREAD" AND "SESSION RANGE" STANDING INSTRUCTION FX PRODUCTS.